File No. 812-_____

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER TO

AMEND A PRIOR ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE I7d–1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND

RULE 17d–l UNDER THE ACT

In the Matter of the Application of:

TCW DIRECT LENDING LLC

TCW DIRECT LENDING VII LLC

TCW DIRECT LENDING VIII LLC

TCW STAR DIRECT LENDING LLC

TCW DIRECT LENDING PRIVATE FUND VIII LP

TCW DIRECT LENDING STRATEGIC VENTURES LLC

TCW BRAZOS FUND LLC

NJ/TCW DIRECT LENDING LLC

WEST VIRGINIA DIRECT LENDING LLC

TCW SKYLINE LENDING, L.P.

TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC

TCW DIRECT LENDING STRUCTURE SOLUTIONS 2022 LLC

TCW ASSET MANAGEMENT COMPANY LLC

865 Figueroa Street

Los Angeles, California 90017

(213) 244-0000

Please direct all communications, notices and orders to:

Kevin Finch

Senior Vice President

The TCW Group, Inc.

865 Figueroa Street

Los Angeles, California 90017

(213) 244-0000

(213) 244-0491 (fax)

Copies to:

David A. Hearth

Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, California 94111

(415) 856-7007

(415) 856-7107 (fax)

davidhearth@paulhastings.com

November 9, 2023

I.	INTRODUCTION

The Applicants (as defined below) hereby request an order (the “Amended Order”) of the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to TCW Direct Lending LLC, et. al. (Investment Company Act, Release No. 31649, May 27, 2015) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”), and Rule 17d-1 under the Act (the “Prior Order”), authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) and Rule 17d-1 under the Act.1

The Existing Regulated Funds, the Existing Adviser and the Existing Affiliated Funds (each as defined below) may be referred to herein as the “Applicants.”

Except as stated herein, defined terms used in this application (the “Application”) for the Amended Order have the same meanings provided in the application for the Prior Order (the “Prior Application”).2

The Prior Order permits one or more Regulated Funds and Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the Act. All Applicants are eligible to rely on the Prior Order.

All entities as of the date of submission of this Application that currently intend to rely on the requested Amended Order have been named as Applicants. Any other existing or future entity that relies on the Amended Order in the future will comply with the terms and conditions of this Application.

II.	APPLICANTS

A.	The Existing Regulated Funds

·    TCW Direct Lending LLC (“TCWDL”), an externally managed closed-end, non-diversified management investment company that has made an election pursuant to Section 54(a) of the Act to be regulated as a business development company (“BDC”);

·    TCW Direct Lending VII LLC (“TCWDL VII”), an externally managed closed-end, non-diversified management investment company that has made an election pursuant to Section 54(a) of the Act to be regulated as a BDC;

·    TCW Direct Lending VIII LLC (“TCWDL VIII”), an externally managed closed-end, non-diversified management investment company that has made an election pursuant to Section 54(a) of the Act to be regulated as a BDC; and

1 Unless otherwise stated, all section and rule references herein are to sections of, and rules under, the Act.

2 In the Matter of the Application of TCW Direct Lending LLC et al. (File No. 812-14382, filed on May 6, 2015).

·    TCW Star Direct Lending LLC (“TCWSDL” and, together with TCWDL, TCWDL VII and TCWDL VIII, the “Existing Regulated Funds,” each of which qualifies as a Regulated Fund under the Prior Order an externally managed closed-end, non-diversified management investment company that has made an election pursuant to Section 54(a) of the Act to be regulated as a BDC.

The description of the Existing Regulated Funds seeking relief under the Amended Order is included in Schedule A to this Application.

B.	The Existing Adviser

TCW Asset Management Company LLC (the “Existing Adviser”), which is registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as an investment adviser, and which serves as an investment adviser to the Existing Regulated Funds and will serve as the investment adviser to Future Regulated Funds, on behalf of itself and its successors.3

The description of the Existing Adviser seeking relief under the Amended Order is included in Schedule B to this Application.

C.	The Existing Affiliated Funds

The investment vehicles identified in Schedule C, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or relies on Rule 3a-7 under the Act and an entity whose investment adviser is the Existing Adviser (the “Existing Affiliated Funds,” each of which qualifies as an Affiliated Fund under the Prior Order).

The Regulated Funds and the Affiliated Funds may be under common control. Any of the Affiliated Funds or the Existing Adviser would be deemed to be a person identified in Section 57(b) of the Act if it is an affiliated person of the Existing Adviser within the meaning of Section 2(a)(3)(C) of the Act, thus requiring exemptive relief for certain co-investments with the Regulated Funds.

III.	APPLICANTS’ PROPOSAL

Applicants	Seek to Update the Definition of “Follow-On Investment”

On April 8, 2020 the SEC announced that it would provide temporary, conditional exemptive relief (the “Temporary Relief”) for business development companies that would permit business development companies with effective co-investment orders to participate in Follow-On Investments with an Affiliated Fund that is not already invested in the issuer.4

3 For purposes of the Amended Order, a “successor” means an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

4 BDC Temporary Exemptive Order, Investment Company Act Rel. No. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).

In issuing the Temporary Relief, the Commission found that, in light of the effects of COVID-19, permitting these types of Follow-On Investments was “necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.”5 The Temporary Relief did not permit Follow-On Investments by Regulated Funds that were not already invested in the issuer.

Applicants seek an amendment to the Prior Order in order to update the definition of “Follow-On Investments” to be consistent with the Temporary Relief. The amended definition would read as follows:

“Follow-On Investments” mean: (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

Applicants believe that this update will simply incorporate the terms of the Temporary Relief into the Prior Order and that the findings made by the Commission with respect to the Temporary Relief are equally applicable to the proposed Amended Order and do not raise new policy concerns.

The Applicants submit that the analysis in Section IV, “Statement in Support of Relief Requested,” of the Prior Application is equally applicable to this Application, which differs only from the Prior Application in so far as the definition of Follow-On Investments has been updated to be consistent with the Temporary Relief.

IV.	REQUESTED RELIEF

Accordingly, the Applicants respectfully request that the Commission grant an Amended Order amending the Prior Order. The Applicants are seeking to amend the definition of “Follow-On Investment” in the Prior Order in order that certain Affiliated Funds may participate in Follow-On Investments under the Amended Order consistent with the terms of the Temporary Relief.

For the reasons stated herein, Applicants believe that:

With respect to the relief pursuant to Sections 17(d) and 57(i) and Rule 17d-1, the relief continues to be appropriate in the public interest and consistent with the protection of investors, and the Regulated Funds’ participation in Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

5 Id.

V.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Amended Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order, except that the definition of Follow-On Investments has been revised as set forth in this Application.6

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Amended Order to:

c/o The TCW Group, Inc.

865 S Figueroa Street

Los Angeles, California 90017

Attention: Kevin Finch

(213) 244-0000 (Tel.)

(213) 244-0491 (Fax)

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Amended Order to:

Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, California 94111

Attention: David A. Hearth

(415) 856-7007

davidhearth@paulhastings.com

B.	Verifications and Authorization

The Applicants desire that the Commission issue the Amended Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2 under the Act, each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A. The authorizations required by Rule 0-2(c) under the Act that were filed with the original Application are applicable to the undersigned and still remain in effect.

6 Any and all references to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Amended Order. The requested relief would not permit Follow-On Investments by Regulated Funds that are not already invested in the issuer.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

Dated:  November 9, 2023

TCW DIRECT LENDING LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW DIRECT LENDING VII LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW DIRECT LENDING VIII LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW STAR DIRECT LENDING LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW DIRECT LENDING PRIVATE FUND VIII LP
By:	TCW DLPF8 GP LLC,
Its:	General Partner

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW DIRECT LENDING STRATEGIC VENTURES LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Authorized Person

TCW BRAZOS FUND LLC

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

NJ/TCW DIRECT LENDING LLC

By:	TCW Private Funds Management LLC
Its:	Managing Member

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

WEST VIRGINIA DIRECT LENDING LLC

By:	TCW Private Funds Management LLC
Its:	Managing Member

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim

Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW SKYLINE LENDING, L.P.

By:	TCW Private Funds Management LLC
Its:	General Partner

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC

By:	TCW Asset Management Company LLC
Its:	Investment Advisor

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW DIRECT LENDING STRUCTURED SOLUTIONS 2022 LLC

By:	TCW Asset Management Company LLC
Its:	Investment Advisor

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW ASSET MANAGEMENT COMPANY LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

SCHEDULE A

Existing Regulated Funds

A.	TCW Direct Lending LLC (“TCWDL”).

TCWDL is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Act.7 TCWDL was formed in Delaware on April 1, 2014, and commenced operations on September 19, 2014, has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act of 1933, as amended (the “Securities Act”), and the laws of the states and jurisdictions where any offering is made. TCWDL has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), and intends to continue to make such election in the future. TCWDL’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

B.	TCW Direct Lending VII LLC (“TCWDL VII”).

TCWDL VII is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. TCWDL VII was formed in Delaware on May 23, 2017, and commenced operations on August 18, 2017, has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act, and the laws of the states and jurisdictions where any offering is made. TCWDL VII has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. TCWDL VII’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

C.	TCW Direct Lending VIII LLC (“TCWDL VIII”).

TCWDL VIII is a Delaware limited liability company that is structured as an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. TCWDL VIII was formed in Delaware on September 3, 2020, and commenced operations on January 21, 2022, has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act, and the laws of the states and jurisdictions where any offering is made. TCWDL VIII has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election

7 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

in the future. TCWDL VIII’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

D.	TCW Star Direct Lending LLC (“TCWSDL”).

TCWSDL is a Delaware limited liability company that is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. TCWSDL was formed in Delaware on March 7, 2022, and commenced operations on September 15, 2022, has offered and sold its units in private placement transactions pursuant to certain exemptions of the Securities Act, and the laws of the states and jurisdictions where any offering is made. TCWSDL has made an election to be treated as a RIC under Subchapter M of the Code, and intends to continue to make such election in the future. TCWSDL’s principal place of business is 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116.

*    *    *

The investment objective of each Existing Regulated Fund is to generate attractive risk-adjusted returns through direct investments in senior secured loans to middle market companies and other issuers.

The business and affairs of each Existing Regulated Fund is managed under the direction of its respective Board. The Board of each Existing Regulated Fund consists of a majority of members who are not “interested persons” of the applicable Existing Regulated Fund as defined in Section 2(a)(19) of the 1940 Act (“Non-Interested Directors”). The Board of each Existing Regulated Fund has delegated daily management and investment authority of such Existing Regulated Fund to the Existing Adviser pursuant to the respective advisory agreement. The Existing Adviser also provides the administrative services necessary for each Existing Regulated Fund to operate, such as furnishing each Existing Regulated Fund with office facilities and equipment and providing clerical, bookkeeping, recordkeeping and other administrative services at such facilities, under the terms of an administration agreement.

SCHEDULE B

Existing Adviser

A.	TCW Asset Management Company LLC.

The Existing Adviser, a Delaware limited liability company, which is registered as an investment adviser under the Advisers Act, serves as the investment adviser to each Existing Regulated Fund pursuant to the applicable investment advisory agreement. Subject to the overall supervision of their respective Boards, the Existing Adviser manages the day-to-day operations of, and provides investment advisory and management services to each Existing Regulated Fund. Under the terms of each investment advisory agreement, the Existing Adviser: (i) determines the composition of the investment portfolio of the applicable Existing Regulated Fund, the nature and timing of the changes to such portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of investments (including performing due diligence on prospective portfolio companies); (iii) determines assets to be originated purchased, retained or sold; (iv) closes, monitors, and administers the investments made, purchased, retained or sold, and (v) provides other investment advice, research, and related services required from time to time. The Existing Adviser’s services under each advisory agreement is not exclusive, and it is free to furnish similar services to other entities.

The Existing Adviser also provides administrative services to each Existing Regulated Fund under an administration agreement.

Any other investment adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

SCHEDULE C

Existing Affiliated Funds

TCW Direct Lending Private Fund VIII LP

TCW Direct Lending Strategic Ventures LLC

TCW Brazos Fund LLC

NJ/TCW Direct Lending LLC

West Virginia Direct Lending LLC

TCW Skyline Lending, L.P.

TCW Direct Lending Structured Solutions 2019 LLC

TCW Direct Lending Structured Solutions 2022 LLC

Exhibit A

Verification for

TCW Direct Lending LLC

TCW Direct Lending VII LLC

TCW Direct Lending VIII LLC

TCW Star Direct Lending LLC

TCW Direct Lending Private Fund VIII LP

TCW Direct Lending Strategic Ventures LLC

TCW Brazos Fund LLC

NJ/TCW Direct Lending LLC

West Virginia Direct Lending LLC

TCW Skyline Lending, L.P.

TCW Direct Lending Structured Solutions 2019 LLC

TCW Direct Lending Structured Solutions 2022 LLC

TCW Asset Management Company LLC

State of California       )

County of Los Angeles)

The undersigned states that he or she has duly executed the attached Application for an Order to Amend a Prior Order under Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated November 9, 2023 for and on behalf of TCW Direct Lending LLC, TCW Direct Lending VII LLC, TCW Direct Lending VIII LLC, TCW Star Direct Lending LLC, TCW Direct Lending Private Fund VIII LP, TCW Direct Lending Strategic Ventures LLC, TCW Brazos Fund LLC, NJ/TCW Direct Lending LLC, West Virginia Direct Lending LLC, TCW Skyline Lending, L.P., TCW Direct Lending Structured Solutions 2019 LLC, TCW Direct Lending Structured Solutions 2022 LLC, TCW Asset Management Company LLC, respectively; and that all actions by members, managers, general partners, stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Amendment have been taken. Each of the undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

TCW DIRECT LENDING LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW DIRECT LENDING VII LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW DIRECT LENDING VIII LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW STAR DIRECT LENDING LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW DIRECT LENDING PRIVATE FUND VIII LP
By:	TCW DLPF8 GP LLC,
Its:	General Partner

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW DIRECT LENDING STRATEGIC VENTURES LLC

By:	/s/ Andrew J. Kim
Name: Andrew J. Kim
Title: Chief Financial Officer

TCW BRAZOS FUND LLC

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

NJ/TCW DIRECT LENDING LLC

By:	TCW Private Funds Management LLC
Its:	Managing Member

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

WEST VIRGINIA DIRECT LENDING LLC

By:	TCW Private Funds Management LLC
Its:	Managing Member

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW SKYLINE LENDING, L.P.

By:	TCW Private Funds Management LLC
Its:	General Partner

By:	TCW Asset Management Company LLC
Its:	Managing Member

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW DIRECT LENDING STRUCTURED SOLUTIONS 2019 LLC

By:	TCW Asset Management Company LLC
Its:	Investment Advisor

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW DIRECT LENDING STRUCTURED SOLUTIONS 2022 LLC

By:	TCW Asset Management Company LLC
Its:	Investment Advisor

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President

TCW ASSET MANAGEMENT COMPANY LLC

By:	/s/ Andrew Kim
Name: Andrew Kim
Title: Managing Director

By:	/s/ Kevin Finch
Name: Kevin Finch
Title: Senior Vice President